*KA 3/12

15047907

SECURI[illegible] ON

Washington, D.C. 20549

SEC Mail Processing Section

MAR 02 2015

Washington DC 404

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 39716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banyan Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Drakes Landing Road, Suite 125

(No. and Street)

Greenbrae	CA	94904
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce E. Neff 415-461-0900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper, LLP

(Name – *if individual, state last, first, middle name*)

One Market,Landmark suite 620	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 3/12

OATH OR AFFIRMATION

I, Bruce E. Neff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banyan Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to Before me
By Bruce E. Neff
February 27 2015

Signature

Title

STACY L. SODERBORG
Commission # 2027043
Notary Public - California
Marin County
My Comm. Expires Jun 29, 2017

Notary Public
State of California County of Marin

Short Version of Oath & Affirmation

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANYAN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

BANYAN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash	$	59,708
Due from clearing broker, including clearing deposits of $150,000		873,391
Investment in securities, at fair value		30,282
Commissions receivable		48,132
Other assets		61,968
	$	1,073,481
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	48,870
Member compensation payable		86,719
Total liabilities		135,589
Members' equity		937,892
	$	1,073,481

See accompanying notes to financial statements

1. Nature of Business and Summary of Significant Accounting Policies

Organization and Nature of Business

Banyan Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of California on December 11, 1996. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), engaging in the general securities industry, with customers across the United States. The term of the Company is until December 31, 2025, but may be terminated earlier as set forth in its operating agreement (the "Agreement").

Basis of Presentation

The accompanying financial statements are presented using U.S. generally accepted accounting principles ("GAAP"). Financial statements prepared on a GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Securities Transactions

Transactions in securities and related gains and losses are recorded on a trade-date basis. Securities owned consist of common stocks of U.S. companies and are valued at fair value, with gains and losses on securities included in revenues.

Commissions Receivable and Payable

Commissions receivable represents commissions earned by the Company from brokerage transactions not yet received from its clearing broker. No allowance was deemed necessary as of December 31, 2014 since the Company has determined all commissions receivable to be collectible.

Commissions payable represents commissions earned by the Company's registered representatives but not yet paid by the Company.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur, as reported by its clearing broker.

Fund Administration Fees

Fund administration fees represents fees billed to provide accounting services and other back office supports to other companies. The fees are recorded on an accrual basis.

Sublease Income

Sublease income represents income from subleasing office space to other companies. These are recorded on a straight line method.

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2009.

Members' Compensation

Members' compensation is included in compensation and benefits on the statement of operations and primarily consists of commissions earned specifically by each member. For the year ended December 31, 2014, total compensation to members amounted to $604,427 and is included in the compensation and benefits in the statement of operations.

Fair Value Disclosure

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Fund uses various valuation techniques. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Valuation techniques that are consistent with the market or income approach are used to measure fair value. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.

Level 2 - Valuation based on inputs, other than quoted prices included in Level 1,that are observable either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Fund's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Fund in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair Value - Valuation Techniques and Inputs

Investments

Investments in securities that are freely tradable and are listed on major securities exchanges are valued at their last reported sales price as of the valuation date.

Many over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Fund's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Fund's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are generally valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities traded on inactive markets or valued by reference to similar instruments are generally categorized in Level 2 of the fair value hierarchy.

As of December 31, 2014, all securities held are Level 1. The fair value and carrying value of the Company's investments approximate each other due to their short term nature. There were no transfers in or out of each level of the fair value hierarchy.

2. Limitation of Members' Liability

The debts, obligations and liabilities of the Company shall solely be the debts, obligations and liabilities of the Company and no member shall be obligated personally for any such debt, obligation or liability solely by reason of being a member, except for any debts, obligations and liabilities that may arise from a regulatory agency.

3. Members' Equity

Contributions and distributions by members may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest. Managing members have additional rights, powers, and authority as part of their ownership interest in the Company. During the year, one of the members contributed securities amounting to $321,976. The gain or loss on securities sold was not reflected on the Company's financial statement and was adjusted to members' equity. Total securities remaining amounts to $30,282 and is reflected in the statement of financial condition.

4. Due from Clearing Broker

The Company clears all of its proprietary and customer transactions through National Financial Services LLC on a fully disclosed basis. Due from clearing broker represents cash balances at the clearing broker. Certain balances at the Company's clearing broker are restricted to comply with the Company's agreement with the clearing broker.

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company has a policy of reviewing, as considered necessary, the credit standing of each broker with which it conducts business.

The Company's agreement with its clearing broker requires the Company to maintain minimum net capital, as defined by the SEC Uniform Net Capital Rule 15c3-1 of at least $750,000, an aggregate indebtedness ratio, also defined, not to exceed 10 to 1 (see Note 9), and a minimum deposit of cash or securities totaling $150,000. Commissions receivable from the clearing broker may be applied to satisfy the deposit requirement. Total clearing deposit as of December 31, 2014 was $150,000.

5. Execution Services

In the normal course of business, the Company provides its customers with trade execution services. The Company is generally compensated for such services as part of the commission charged to its customers.

6. Credit Risk

For the year ended December 31, 2014, ten customer accounts comprised 80% of the Company's total commission revenues.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

7. Commitments and Contingencies

Leases

The Company leases office space pursuant to a long-term lease agreement that expires in July 2015 with minimum annual rental payments. The lease is subject to escalation clauses, operating expenses and real estate taxes. A portion of the office space is subleased to other companies. Sublease agreements are renewed annually and are currently set to expire on July 31, 2015. The occupancy expense for the year ended December 31, 2014 was $442,503 and sublease income received of approximately $250,746.

At December 31, 2014, the Company's remaining future minimum lease commitments and sublease income are as follows:

	Minimum Annual Rental Payments	Minimum Sublease Income
2015	$ 265,290	$ 117,399

8. Profit Sharing Plan

The Company has a qualified retirement multiemployer plan, commonly referred to as the 401(k) Plan (the "Plan"), which covers substantially all of its full-time employees who have at least 1,000 hours of service with the Company.

The Plan includes employee contributions and matching contributions by the Company, subject to certain limitations. In addition, the Company may contribute additional amounts to the Plan, at its discretion, based on its profits for the year. The Company did not contribute to the Plan for the year ended December 31, 2014.

9. Net Capital Requirements

As a registered broker-dealer with the SEC and the FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $871,382, which was $771,382 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1.